Filed by Hertz Global Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  Dollar Thrifty Automotive Group, Inc.

Registration Statement No:  333-167085

FOR IMMEDIATE RELEASE

Contacts:	Leslie Hunziker	Richard Broome
	Hertz Investor Relations	Hertz Media Relations
	(201) 307-2337	(201) 307-2486
	lhunziker@hertz.com	rbroome@hertz.com

HERTZ RELEASES ANALYSIS OF ANTI-TRUST RISK IN DOLLAR THRIFTY ACQUISITION

PARK RIDGE, NJ — August 31, 2010 — Hertz Global Holdings, Inc. (NYSE: HTZ) (“Hertz”) today provided Institutional Shareholder Services/RiskMetrics Group with a presentation outlining Hertz’s analysis of the anti-trust risks posed by a merger of Hertz or Avis Budget Group, Inc. (“Avis Budget”) with Dollar Thrifty Automotive Group, Inc. (“Dollar Thrifty”).  The presentation illustrated key pricing data and the results of a pricing test (Gross Upper Pricing Pressure Index — GUPPI) which the U.S. government uses to evaluate the anti-trust risk posed by merger transactions.  Both the pricing data and the GUPPI results support Hertz’s view that a merger of Avis Budget and Dollar Thrifty poses a far higher anti-trust risk than a merger of Hertz and Dollar Thrifty.  The Hertz presentation also illustrates the significant valuation and financial impact on Avis of a divestiture by it of several hundred million dollars of revenues or of a large value brand; either of which may be required for Avis Budget to obtain anti-trust approval of a transaction with Dollar Thrifty.  A copy of the presentation is available on the SEC’s website, www.sec.gov, and on www.hertz.com.

Commenting on the presentation, Hertz Chairman and Chief Executive Officer, Mark P. Frissora said, “The anti-trust considerations in a merger with Dollar Thrifty will be pivotal in this transaction.  The major value brands in the car rental market at U.S. airports today — Budget, Dollar, Thrifty, Alamo and Enterprise — effectively control this key leisure rental segment.  If Avis Budget merges with Dollar Thrifty, all of these brands and, thus, the value leisure segment, will be controlled by either Avis or Enterprise, and that’s a bad deal for car rental customers.   The data support the same conclusion, which is why a Hertz merger with Dollar Thrifty is better for consumers as well as our respective shareholders,” he added.

Frissora went on to note that,  “These facts will be apparent to those involved in the anti-trust analysis, and that’s why it’s important that investors understand the financial and valuation implications of revenue or a brand divestiture, which our merger agreement with Dollar Thrifty addresses in full.  Given their current penetration of the value leisure segment and consequent anti-trust risk, Avis Budget offered a relatively small protection to Dollar Thrifty in the event significant divestitures are required by government regulators and, perhaps even more noteworthy, no reverse break-up fee.   One can only conclude that Avis Budget knows it will have a difficult, if not impossible, task to finalize a merger with Dollar Thrifty without divesting a large brand or without a revenue carve-out perhaps exceeding well over $500 million.  That’s why Avis Budget wanted a free exit pass and Dollar Thrifty refused to accept their offer,” Frissora concluded.

ABOUT THE COMPANY

Hertz is the largest worldwide airport general use car rental brand operating from more than 8,300 locations in 146 countries worldwide. Hertz is the number one airport car rental brand in the U.S. and at 81 major airports in Europe, operating both corporate and licensee locations in cities and airports in North America, Europe, Latin America, Asia, Australia and New Zealand. In addition, the Company has licensee locations in cities and airports in Africa and the Middle East. Product and service initiatives such as Hertz #1 Club Gold®, NeverLost® customized, onboard navigation systems, SIRIUS XM Satellite Radio, and unique cars and SUVs offered through the Company’s Prestige, Fun and Green Collections, set Hertz apart from the competition. The Company also operates the Advantage car rental brand at 26 airports in the U.S., global car sharing club, Connect by Hertz, in New York City, Berlin, London, Madrid and Paris. Hertz also operates one of the world’s largest equipment rental businesses, Hertz Equipment Rental Corporation, offering a diverse line of equipment, including tools and supplies, and new and used equipment for sale, to customers ranging from major industrial companies to local contractors and consumers from approximately 325 branches in the United States, Canada, China, France, Spain and Italy.

FORWARD-LOOKING STATEMENTS

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of Hertz and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) Hertz and Dollar Thrifty may be unable to obtain stockholder or regulatory approvals required for the merger or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed merger may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of Hertz and Dollar Thrifty; (4) the proposed merger may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed merger; and (6) the industry may be subject to future risks that are described in SEC reports filed by Hertz. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Hertz. Hertz assumes no obligation and expressly disclaims any duty to update the information contained herein except as required by law.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

In connection with the proposed merger, Hertz filed with the SEC a registration statement on Form S-4 (SEC file number 333-167085) that includes a preliminary prospectus of Hertz and a preliminary proxy statement of Dollar Thrifty.  The registration statement was declared effective by the SEC on August 16, 2010, and the proxy statement/prospectus has been mailed to Dollar Thrifty stockholders on or about August 17, 2010.  Investors and security holders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain, or will contain, important information about Hertz, Dollar Thrifty and the proposed merger. Investors and security holders may obtain these documents (and any other documents filed by Hertz or Dollar Thrifty with the SEC) free of charge at the SEC’s website at www.sec.gov.   In addition, the documents filed with the SEC by Hertz may be obtained free of charge on Hertz’s internet website at www.hertz.com or by contacting Hertz’s Investor Relations Department at 201-307-2100. Copies of the documents filed with the SEC by Dollar Thrifty will be available free of charge on Dollar Thrifty’s internet website at www.dtag.com or by contacting Dollar Thrifty’s Investor Relations Department at 918-669-2119. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

Hertz, Dollar Thrifty and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Dollar Thrifty in favor of the proposed merger. Information about the executive officers and directors of Hertz and their ownership of Hertz common stock is set forth in the proxy statement for Hertz’s 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 9, 2010. Information about the executive officers and directors of Dollar Thrifty and their ownership of Dollar Thrifty common stock is set forth in Dollar Thrifty’s proxy statement for its 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 27, 2010. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Hertz, Dollar Thrifty and their respective executive officers and directors in the proposed merger by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.

###